Exhibit 99.1

Nisun International Announces Strategic Cooperation with Sunshine Financial to Create “Qingdao Sunshine Nisun Supply Chain Platform”

SHANGHAI, China, September 16, 2021 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced that it has entered into a strategic cooperation agreement with Sunshine Chengyang Financial Holding Group  (“Sunshine Financial”). Under this agreement, the two parties will enter a cooperation to develop supply chain services targeting the finance industry and build the “Qingdao Sunshine Nisun Supply Chain Platform.”

Under this agreement, Nisun and Sunshine Financial will work together to migrate innovative and market-oriented core resources, including theories, concepts, experiences, practices, technology, and talent, to Qingdao City’s Chengyang District in an effort to accelerate the district’s development. Sunshine Financial is pleased to collaborate with Nisun. Through the favorable business environment of Qingdao’s Chengyang District combined with the parties’ accumulated capital and experience in the field of finance, this strategic partnership will enable the integration of innovation, enterprise, capital and talent, while promoting the high-quality development of the Chengyang District.

“This cooperation serves as a key milestone as we continue to build our ecosystem,” said Mr. Xiaoyun Huang, Chairman and Chief Executive Officer of Nisun. “This partnership will provide opportunities for Nisun to further establish itself as an influential participant in the financial services industry as we continue to enhance our product and service offerings in the finance sector.”

Established in September 2020, Qingdao Sunshine Chengyang Financial Holding Group Co., Ltd is a wholly-owned subsidiary of Qingdao Chengyang Sunshine Chengyang Holding Group Co., Ltd. (“Holding Group”) located in Qingdao City, China. Sunshine Financial operates in commercial factoring, supply chain trading, and equity investment. Holding Group was established on December 19, 2019 with a registered capital of RBM5 billion. It is 100% invested and controlled by the state-owned Assets Development Center of Chengyang District, Qingdao City, and has an AA+ main credit rating.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its rich industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-nasdaq.com/index.html.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun International’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun International encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise.

Contacts:

Nisun International Enterprise Development Group Co., Ltd
Investor Relations
Tel: +86 (21) 2357-0055
Email: ir@cnisun.com

ICR, LLC
Tel: +1 203 682 8233
Email: nisun@icrinc.com